Exhibit 99.4

coform	88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.
Company Number	29846

Company Name in full	Wolseley plc

Shares allotted (including bonus shares):

	From			To

Date or period during which shares were allotted	Day	Month	Year	Day	Month	Year

(if shares were allotted on one date enter that date in the “from” box)	17	02	2004

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	4,357	369	2.68
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	£3.36	£5.62	£4.12

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ For companies registered in England and Wales	DX 33050 Cardiff

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB For companies registered in Scotland	DX 235 Edinburgh

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mrs Leonora Ableson	Ordinary	192
Address
Kontiki 14 Ghyll Croft Ripon North Yorkshire
UK postcode HG4 1RN

Name	Class of shares allotted	Number allotted
Mr Keith John Baxter	Ordinary	526
Address
Balfron 75 Park Avenue Little Paxton Cambridgeshire
UK postcode PE19 6PD

Name	Class of shares allotted	Number allotted
Mrs Pamela Jefferson	Ordinary	768
Address
7 St Olaves Close Ripon North Yorkshire
UK postcode HG4 2JF

Name	Class of shares allotted	Number allotted
Mr Raymond Blair Jellie	Ordinary	2,296
Address
38 Glenmore Place Glenmore Court Lisburn
UK postcode ET27 4QT

Please enter the number of continuation sheets (if any) attached to this form	1

Signed	Date

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Andrew Lyness	Ordinary	1,053
Address
261 Ballywalter Road Millisle Newtownards Co. Down
UK postcode BT22 2LZ

Name	Class of shares allotted	Number allotted
Mr Bernard Mitchell	Ordinary	109
Address
Ullswater House Ullswater Gardens Kingswinford West Midlands
UK postcode DY6 8DR

Name	Class of shares allotted	Number allotted
Mr Raymond Divers	Ordinary	50
Address
3 Blaneview Stepps Glasgow Lanarkshire
UK postcode G33 5BH

Name	Class of shares allotted	Number allotted

Address

UK postcode

Please enter the number of continuation sheets (if any) attached to this form	0

Signed	/s/ C A BANKS	Date 19/2/04
C A BANKS
director

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform